UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission file number:

Ehave, Inc.
(Exact name of registrant as specified in its charter)

Canada	7371	Not Applicable
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

250 University Avenue, Suite 200

Toronto, ON M5H

Canada

(647) 490-5122

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On January 9, 2017, Ehave, Inc. (the “Company”) held its first annual meeting of its stockholders (the “Meeting”). At the Meeting, the following nine proposals were submitted to the Company’s stockholders:

(1)	Appointment of the auditors, Turner, Stone & Company, Chartered Accountants.

(2)	Appointment of Scott Woodrow to the Board of Directors of the Company.
(3)	Appointment of Prateek Dwivedi to the Board of Directors of the Company.
(4)	Appointment of Dr. Ted Whitek to the Board of Directors of the Company.
(5)	Appointment of Steve Stefano to the Board of Directors of the Company.
(6)	Appointment of Dr. Harry Levy to the Board of Directors of the Company.
(7)	Approval of Stock Option Plan.
(8)	Approval of the replacement of the previous By-Laws of the Company and confirmation of By-Law No. 2 of the Company..
(9)

Authorization of the Board of Directors of the Company, in its sole discretion, to consolidate the common shares of the Company on the basis of one (1) new common share for up to forty (40) old common shares and to amend the Company’s articles accordingly.

The number of votes cast for and against and the number of abstentions and broker non-votes with respect to each matter voted upon are set forth below:

(1)	Appointment of the auditors, Turner, Stone & Company, Chartered Accountants:

For	Against	Abstain
28,364,829	0	0

(2)	Appointment of Scott Woodrow to the Board of Directors of the Company:

For	Abstain
28,364,829	0

(3)	Appointment of Prateek Dwivedi to the Board of Directors of the Company:

For	Abstain
28,364,829	0

(4)	Appointment of Dr. Ted Whitek to the Board of Directors of the Company:

For	Abstain
28,364,829	0

(5)	Appointment of Steve Stefano to the Board of Directors of the Company:

For	Abstain
28,364,829	0

(6)	Appointment of Dr. Harry Levy to the Board of Directors of the Company:

For	Abstain
28,364,829	0

(7)	Approval of Stock Option Plan:

For	Against	Abstain
28,364,829	0	0

(8)	Approval of the replacement of the previous By-Laws of the Company and confirmation of By-Law No.2 of the Company::

For	Against	Abstain
28,364,829	0	0

(9)	Authorization of the Board of Directors of the Company, in its sole discretion, to consolidate the common shares of the Company on the basis of one (1) new common share for up to forty (40) old common shares and to amend the Company’s articles accordingly:

For	Against	Abstain
28,364,829	0	0

The results reported above are final voting results. No other matters were considered or voted upon at the Meeting.

On January 10, 2017, the Company issued a press release entitled “Ehave, Inc. Appoints New Members to its Board of Directors,” which is attached hereto as Exhibit 99.1.

Attached hereto are the following exhibits:

Exhibit	Description
3.5	By-Law No. 2
99.1	Press Release dated January 10, 2017 – Ehave, Inc. Appoints New Members to its Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant: Ehave, Inc.

January 12, 2017	By:	/s/ Prateek Dwivedi
Prateek Dwivedi
Chief Executive Officer